November 9, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Edward M. Kelly, Sherry Haywood, Andi Carpenter and Anne M. McConnell

Re:	AMERI Holdings, Inc.
Pre-effective Amendment No. 3 to Registration Statement on Form S-4
Filed October 22, 2020
File No. 333-238742

Ladies and Gentlemen:

We are providing this response letter on behalf of AMERI Holdings, Inc. (the “Company”) with respect to the Staff’s comment letter dated November 5, 2020, regarding the above-referenced Pre-effective Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 4 to the Registration Statement (the “Revised Filing”). This letter together with the changes reflected in the Revised Filing respond to the Staff’s comments.

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Filing.

Pre-effective Amendment 3 to Registration Statement on Form S-4 filed October 22, 2020

General

1.	Please revise the registration statement to include all information required by Form S-4, including completing all blanks, subject to applicable exemptions. Please advise us of your plans for the remaining blanks, including which, if any, blanks that you intend to leave in when you request acceleration of effectiveness.

RESPONSE: We respectfully advise the Staff that we have revised the registration statement to include all information required by Form S-4, including completing all blanks. The only blanks that remain relate to information that will be available following the record date of November 11, 2020.

AMERI Proposal 8 — Approval of the Bonus Shares Proposal, page 123

2.	Please disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available for the restricted shares. Please also name the consultant, and describe the material terms of the agreement with the consultant.

RESPONSE: We respectfully advise the Staff that, on page 123 of the Revised Filing, we have clarified that the restricted shares have not yet been issued. We have disclosed the section of the Securities Act under which exemption from registration will be claimed, when and if issued. We have also named the consultant and described the material terms of the agreement with the consultant.

Unaudited Pro Forma Condensed Combined Financial Statements, page 190

3.	We note that the resulting issuer will effect a reverse stock split at a ratio between 1 for 2 and 1 for 25 for its issued outstanding common stock. Please explain why the anticipated reverse stock split is not reflected in the pro forma financial statements and all other pro forma disclosures throughout the filing.

RESPONSE: We respectfully advise the Staff that we did not reflect the potential reverse stock split in the pro forma financial statements or other pro forma disclosures because there is currently no definitive plan to effect a reverse stock split immediately following the completion of the Offer, and the decision whether to effect a reverse stock split will depend on the prevailing stock prices at the time of the completion of the Offer. According to Sections 3220.3 and 3230.4 of the Division of Corporation Finance Financial Reporting Manual, pro forma adjustments should give effect to events that are “directly attributable to each specific transaction” and “factually supportable.” As noted in the Revised Filing, the purpose of effecting the reverse stock split would be to proportionately increase the price of the Company’s common stock above $6.00 per share in order to meet certain listing requirements of the securities exchange where the Resulting Issuer intends to list its common stock following the completion of the Offer. As such, based on the trading price of the common stock at the time of the completion of the Offer, even if the Reverse Stock Split Proposal is approved by the Company’s stockholders, a reverse stock split may not be needed following the completion of the Offer, in which case the Company’s board of directors may not effect the reverse stock split. Accordingly, we do not believe that the reverse stock split is directly attributable to the Offer or factually supportable, and therefore, we do not believe it is appropriate to reflect the reverse stock split in the pro forma financial statements or other pro forma disclosures.

Financial Statements - Jay Pharma

Report of Independent Registered Public Accounting Firm, page F-2

4.	We note that the auditor’s consent filed as an exhibit in the current amendment refers to an incorrect amendment number. To the extent that the auditor’s consent in the next amendment refers to a specific amendment number, please ensure that it is the correct amendment number.

RESPONSE: We respectfully advise the Staff that the auditor’s consent included in the Revised Filing includes a reference to the correct amendment number.

Exhibits 8.1 and 8.2, page 1

5.	The company explains in the registration statement on page 227 that the disclosure is the opinion of counsel. If you elect to use a short form opinion, the short form opinions and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. In this case, the short form tax opinions must state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsels. Please have counsels revise the tax opinions. For guidance you may refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

RESPONSE: We respectfully advise the Staff that the short form tax opinions included in Exhibits 8.1 and 8.2 have been revised to clearly state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsels.

6.	Counsel discloses that the discussion in the proxy statement is the opinion of counsel. The short form opinion and the tax disclosure in the proxy statement/prospectus both must state clearly that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. Please revise the disclosure in the tax consequences section of the proxy statement to state clearly that the disclosure is the opinion of the named counsel. For guidance you may refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF) available on the Commission’s website.

RESPONSE: We respectfully advise the Staff that the disclosure in the tax consequences section of the proxy statement/prospectus has been revised to state clearly that the disclosure is the opinion of the named counsel.

Please contact Barry Kostiner, the Chief Financial Officer of the Company, or me at 770-935-4152, if you have any questions about our response.

Very truly yours,

Brent Kelton

cc:	Richard Friedman
Barry Kostiner
Henoch Cohn
Rick Werner